

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Howard Doong, M.D.
Chief Executive Officer
ABVC BioPharma, Inc.
44370 Old Warm Springs Blvd.
Fremont, CA 94538

> **Re: ABVC BioPharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 10, 2023**
> **File No. 333-271416**

Dear Howard Doong:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to prior comment 1 and your revised cover page disclosure indicating that the selling stockholders will be offering 8,527,143 shares of common stock. However, your disclosure on pages 7 and 88 continues to reference a dollar figure with regard to the number of shares issuable upon conversion of the Note, your selling stockholder table indicates that the selling stockholders will be offering up to 9,031,122 shares of common stock and footnote (3) to the selling stockholder table indicates that there are 3,527,778 shares of common stock issuable upon conversion of the note, as opposed to the 3,023,809 figure disclosed on the cover page.

Please reconcile your disclosure, including in The Offering section on page 7 and the Selling Stockholders section on page 88, or advise.

Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Louis Taubman, Esq.